Exhibit 99.1

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2026

IN U.S. DOLLARS

UNAUDITED

INDEX

Page

Condensed Interim Consolidated Balance Sheets	F-2 - F-3

Condensed Interim Consolidated Statements of Operations	F-4

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	F-5

Condensed Interim Consolidated Statements of Cash Flows	F-6 - F-7

Notes to Condensed Interim Consolidated Financial Statements	F-8 - F-16

- - - - - - - - - -

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2026	December 31, 2025
	Unaudited	Audited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,378	$11,825
Restricted bank deposits	130	98
Trade receivables (net of allowance for doubtful accounts of $141 and $139 at June 30, 2026 and December 31 2025, respectively)	17,739	15,638
Other accounts receivable and prepaid expenses	2,025	1,440
Inventories	7,726	6,541

Total current assets	37,998	35,542

NON-CURRENT ASSETS:
Long-term assets	129	128
Property and equipment, net	3,517	3,449
Deferred Tax Assets	1,250	1,250
Operating lease right-of-use assets, net	856	926
Intangible assets, net	810	361
Goodwill	2,988	2,988

Total non-current assets	9,550	9,102

Total assets	$47,548	$44,644

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

	June 30, 2026	December 31, 2025
	Unaudited	Audited
LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Current maturities of non-current loans	$139	$775
Operating lease liabilities, current	280	251
Trade payables	8,202	6,778
Employees and payroll accruals	1,376	1,266
Deferred revenues	3,285	3,129
Accrued expenses and other liabilities	623	983

Total current liabilities	13,905	13,182

NON-CURRENT LIABILITIES:
Loans, net of current maturities	972	972
Operating lease liabilities, non-current	744	768
Deferred revenues	345	286
Accrued severance pay	701	732

Total non-current liabilities	2,762	2,758

COMMITMENTS AND CONTINGENT LIABILITIES

SHAREHOLDERS’ EQUITY:
Share capital and additional paid-in capital
Ordinary shares: Authorized; 11,000,000 shares at June 30, 2026 and December 31, 2025; Issued and outstanding: 7,059,810 and 7,028,934 shares at June 30, 2026 and December 31, 2025	90,210	90,061
Shares to be issued	-	102
Accumulated other comprehensive loss	(243)	(243)
Accumulated deficit	(59,086)	(61,216)

Total equity	30,881	28,704

Total liabilities and shareholders’ equity	$47,548	$44,644

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2026	2025
	Unaudited	Unaudited

Revenues	$26,242	$26,553
Cost of revenues	19,999	20,334

Gross profit	$6,243	$6,219

Operating costs and expenses:
Research and development	114	87
Sales and marketing	3,104	2,540
General and administrative	1,290	1,081
Impairment of Goodwill	-	700
Total operating costs and expenses	4,508	4,408

Operating income	1,735	1,811
Financial income, net	415	424
Income before taxes on income	2,150	2,235
Taxes on income	20	121
Net income	$2,130	$2,114

Basic net income per share	$0.30	$0.36

Diluted net income per share	$0.30	$0.33

Weighted average number of shares used in computing net income per share:
Basic	7,043	5,925

Diluted	7,193	6,385

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands (except share and per share data)

	Ordinary shares	Share capital and additional paid-in capital	Shares to be issued	Accumulated other comprehensive loss	Accumulated deficit	Total shareholders’ equity

Balance as of January 1, 2025	5,792,559	$86,401	$-	$(243)	$(64,827)	$21,331
Exercise of options into ordinary shares	267,433	764	-	-	-	764
Share-based compensation expense	-	21	-	-	-	21
Net income	-	-	-	-	2,114	2,114

Balance as of June 30, 2025 (unaudited)	6,059,992	$87,186	$-	$(243)	$(62,713)	$24,230

Balance as of January 1, 2026	7,028,934	$90,061	$102	$(243)	$(61,216)	$28,704
Exercise of options into ordinary shares	10,000	23	-	-	-	23
Issuance of Ordinary Shares	20,876	102	(102)			-
Share-based compensation expense	-	24	-	-	-	24
Net income	-	-	-	-	2,130	2,130

Balance as of June 30, 2026 (unaudited)	7,059,810	$90,210	$-	$(243)	$(59,086)	$30,881

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2026	2025
	Unaudited
Cash flows from operating activities:

Net income	$2,130	$2,114
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	414	234
Impairment of Goodwill	-	700
Interest and exchange rate of loans	99	98
Severance pay, net	(31)	111
Share-based compensation expenses	24	21
Decrease (Increase) in trade receivables, net	(2,101)	(3,902)
Decrease (Increase) in other accounts receivable and other long-term assets	(586)	15
Increase in inventories	(1,185)	953
Decrease in trade payables	1,424	(274)
Decrease (increase) in Deferred Tax Assets	-	(82)
Decrease in operating lease right-of-use assets, net	143	113
Increase in operating lease liabilities	(68)	(46)
Increase (Decrease) in employees and payroll accruals, deferred revenues, accrued expenses and other liabilities	(35)	1,399

Net cash provided by operating activities	$228	$1,454

Cash flows to investing activities:
Acquisition of intangible assets (See Note 5)	(639)	-
Purchase of property and equipment	(292)	(269)

Net cash used in investing activities	$(931)	$(269)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands (except share and per share data)

	Six months period ended June 30,
	2026	2025
	Unaudited
Cash flows from financing activities:

Proceeds received from issuance of shares upon options exercised, net	23	764

Repayment of loans	(735)	(267)

Net cash provided by (used in) financing activities	$(712)	$497

Change in cash and cash equivalents, and restricted bank deposits	(1,415)	1,682
Cash, cash equivalents and restricted bank deposits at the beginning of the period	11,923	3,553

Cash, cash equivalents and restricted bank deposits at the end of the period	$10,508	$5,235

Supplementary cash flow activities:

(a) Cash paid during the period for:
Tax	$109	$65
Interest	$45	$286
(b) Cash received during the period for:
Interest	142	-

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

A.	B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) is an Israeli corporation. The Company’s shares are listed on NASDAQ under the ticker BOSC.

B.	As of June 30, 2026, the Company has three operating segments: Intelligent Robotics, RFID and Supply Chain Solutions.

C.	The Company’s wholly owned subsidiaries include:

1.	BOS-Dimex Ltd., (“BOS-Dimex”), is an Israeli company that comprises the RFID segment. BOS-Dimex provides comprehensive turn-key solutions for Automatic Identification and Data Collection (AIDC), combining a mobile infrastructure with software applications of manufacturers that we represent. BOS-Dimex also offers on-site inventory count services in the fields of apparel, food, convenience and pharma as well as asset tagging and counting services for corporate and governmental entities.

2.	BOS-Odem Ltd. (“BOS-Odem”), an Israeli company, is a distributor of electronic components to customers worldwide, mainly in the aerospace and defense industries. BOS-Odem is also a supply chain service provider for aviation customers that prefer to consolidate their component acquisitions through a supplier that is able to provide a comprehensive solution to their components-supply needs. BOS-Odem is part of the Supply Chain Solutions segment; and

3.	Ruby-Tech Inc., a New York corporation, is a wholly owned subsidiary of BOS-Odem and a part of the Supply Chain Solutions segment.

D.	Iron Swords War

In October 2023, Israel was attacked by Hamas and entered a state of war. Since then, the conflict has expanded into a broader regional conflict and increased tensions, including direct hostilities involving Iran and disruptions affecting commercial shipping routes, which resulted in periods of heightened security restrictions and disruption to economic activity in Israel. The security situation has created challenges for businesses operating in Israel, including potential disruptions to supply chains, transportation and shipping, workforce availability, and customer and supplier operations. The Company has taken measures to safeguard its employees and facilities and to mitigate potential impacts on its operations. As of the date of these financial statements, the Company believes that the security situation has not had a significant impact on its activities.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the financial statements of the Company as of December 31, 2025, were applied consistently in these interim financial statements.

A.	Use of estimates in the preparation of financial statements

The preparation of condensed interim consolidated financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. As applicable to these consolidated interim financial statements, the most significant estimates and assumptions include (i) net realizable value of the inventory, (ii) impairment analysis of goodwill and intangible assets, (iii) allowance for doubtful accounts; and (iv) revenue recognition.

B.	Principles of consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Company, were eliminated upon consolidation.

C.	Cash and cash equivalents

Cash equivalents are short-term, highly liquid investments with original maturities of less than three months from the date of purchase.

D.	Earnings per share

The Company computes net earnings per share in accordance with ASC 260, “Earnings per share”. Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period, net of the weighted average number of treasury shares (if any).

Diluted earnings per ordinary share is computed similarly to basic earnings per share, except that the denominator is increased to include the number of additional potential ordinary shares that would have been outstanding if the potential ordinary shares had been issued and if the effect of the additional ordinary shares were dilutive. Potential ordinary shares are excluded from the computation for a period in which a net earning is reported or if their effect is anti-dilutive.

An amount of 0.3 million and 0.9 million weighted average outstanding options and warrants have been excluded from the calculation of the diluted net earnings per share for the period of six months ended June 30, 2026 and 2025, respectively, because the effect of the ordinary shares issuable as a result of the exercise or conversion of these instruments was determined to be anti-dilutive

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES cont.

E.	Recently issued accounting pronouncements, not yet adopted

1.	In November 2024, the FASB issued ASU 2024-03 on Disaggregation of Income Statement Expenses that enhances disclosure of certain costs and expenses to provide enhanced transparency into the expenses presented in the income statement. The updates are effective for annual periods beginning after December 15, 2026, and may be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to all prior periods presented in the financial statements. The Company intends to apply the guidance in fiscal year 2027. The Company is currently assessing the impact of the disclosure of this standard.

2.	In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Topic 350-40): Targeted Improvements (ASU 2025-06). ASU 2025-06 provides updated guidance clarifying the capitalization of costs related to internal-use software, including enhanced guidance on cloud computing arrangements. ASU 2025-06 is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating this guidance to determine the impact it may have on its consolidated financial statements.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:	UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

These accompanying unaudited condensed interim consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s financial position as of June 30, 2026, have been included. Operating results for the six-month period ended June 30, 2026, are not necessarily indicative of the results that may be expected for the year ended December 31, 2026, or any other interim period in the future.

The consolidated balance sheet at December 31, 2025 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the United States for complete financial statements.

The unaudited interim financial statements should be read in conjunction with the Company’s annual financial statements and accompanying notes as of December 31, 2025, included in the Company’s Annual Report on Form 20-F, filed with the Securities Exchange Commission on March 31, 2026.

NOTE 4:	INVENTORIES

Composition:

	June 30, 2026	December 31, 2025
	Unaudited	Audited
Raw materials	$28	$199
Inventory in progress	2,007	1,737
Finished goods	5,691	4,605

	$7,726	$6,541

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	INTANGIBLE ASSETS, NET

A.	Other Intangible Assets:

	Distribution rights	Customers’ relationship	Non-competition	Total
Balance as of January 1 and December 31, 2024	422	-	-	422
Changes during 2025
Amortization during 2025	(61)	-	-	(61)
Balance as of January 1 and December 31, 2025	361	-	-	361
Changes during six months period ended June 30, 2026
Acquisition during 2026*		639	-	639
Amortization during 2026	(150)	(40)	-	(190)
Balance as of June 30, 2026	$211	599	-	$810

*	In March 2026, as part of a settlement agreement, Qpaz Technologies Ltd. and Keren Lahav 3 L.P. (together, the "Counterparties") exercised a put option under a joint venture agreement dated August 26, 2024, pursuant to which the Company and Qpaz Technologies Ltd. had partnered for the sale of wire products for the defense and aviation industries.

Pursuant to the exercise of the put option, the Company acquired from the Counterparties their rights and obligations under the joint venture agreement for a total consideration of NIS 2,000,000 ($639,000).

Management determined that the consideration represented an intangible asset related to distribution rights and customer relationships. The useful life of the acquired intangible asset was estimated to be three years.

B.	Amortization expenses amounted to $190 and $61 for the period of six months ended June 30, 2026, and the year ended December 31, 2025, respectively.

C.	The changes in the carrying amount of goodwill during the period of six months ended June 30, 2026, and the year ended December 31, 2025, respectively are as follows:

Goodwill
Balance as of January 1 and December 31, 2024	4,188
Acquisition during 2025
Impairment of Goodwill	(1,200)
Balance as of January 1 and December 31, 2025	2,988
Changes during the six months period ended June, 30 2026	-
Impairment of Goodwill	-
Balance as of June 30, 2026	$2,988

(*)	As of June 30, 2026 the entire remaining balance of goodwill relates to the RFID segment

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5:	INTANGIBLE ASSETS, NET cont.

The Company operates in three reportable segments: Intelligent Robotics, RFID and Supply Chain Solutions. The Company’s goodwill was originally allocated to two reporting units, the RFID reporting unit and the Intelligent Robotics reporting unit. As of June 30, 2026 and December 31, 2025, all remaining goodwill related only to the RFID reporting unit.

The RFID segment includes one reporting unit with an allocated goodwill balance of approximately $2,988 as of June 30, 2026. The Company performed an impairment analysis as of December 31, 2024, using the income approach and concluded that the carrying value of the reporting unit exceeded its fair value. Accordingly, the Company recognized a goodwill impairment loss of $707.

As a result of negative factors, including decreases in revenue and profit, the Company performed an interim impairment analysis as of June 30, 2025. The Company concluded that the carrying value of the RFID reporting unit exceeded its fair value and recognized a goodwill impairment loss of $700. The interim impairment test was based on a valuation performed internally by management.

The annual impairment analysis as of December 31, 2025 resulted in an additional goodwill impairment loss of $500 for the RFID reporting unit. Accordingly, the Company recognized aggregate goodwill impairment losses of $1,200 for the year ended December 31, 2025. The annual impairment test was based on a valuation performed by management with the assistance of a third-party independent appraiser.

The most significant assumptions and judgments used in the discounted cash flow model under the income approach for the 2025 impairment test were projected cash flows for four years, including projected revenues, expenses and capital expenditures, the estimated weighted-average cost of capital, short-term and long-term growth rates, and market conditions. The measurement of the fair value of reporting units as part of the goodwill impairment analysis is classified as Level 3 within the fair value hierarchy.

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:	LEASES

The Company has entered into several non-cancellable operating lease agreements for its offices and vehicles. The Company’s leases have original lease periods expiring between 2026 and 2034. Payments due under such lease contracts include primarily fixed payments. The Company assumes renewals in the determination of the lease term. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease costs, lease term and discount rate are as follows:

Six Months Ended
June 30, 2026
(unaudited)
Operating lease cost:
Vehicles	58
Facilities rent	102
160
Remaining Lease Term
Vehicles	0.33 - 3.34 years
Facilities rent	0.25 - 8.09 years

Weighted Average Discount Rate
Vehicles	6.42%
Facilities rent	5.65%

The following is a schedule, by year, of maturities of operating lease liabilities as of June 30, 2026:

June 30, 2026
(unaudited)
Period:
The remainder of 2026	191
2027	279
2028	239
2029	134
2030	85
2031-2034	334
Total operating lease payments	1,262
Less: imputed interest	(238)
Present value of lease liabilities	1,024

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SEGMENTS AND GEOGRAPHICAL INFORMATION

Commencing January 1, 2020, the Company presents its business operations in three reportable segments, consisting of the RFID segment, Supply Chain Solutions segment and the Intelligent Robotics segment.

The Company’s management makes financial decisions and allocates resources, based on the information it receives from its internal management system. The Company allocates resources and assesses performance for each operating segment using information about revenues and gross profit.

a.	Information about the operating segments for the six months ended June 30, 2026 and 2025 is as follows:

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2026:

Revenues from external customers	$7,251	$18,595	$617	$(221)	$26,242

Cost of revenues, net of allowance	$5,828	$14,036	$361	$(221)	$20,004

Allowance for slow inventory	$-	$(5)	$-	$-	$(5)

Gross profit	$1,423	$4,564	$256	$-	$6,243

Allocated operating expenses	$1,207	$2,574	$216	$-	$3,997

Segment profit (loss)	$216	$1,990	$40	$-	$2,246

Unallocated operating expenses	-	-	-	-	$511

Operating Income (loss)	$216	$1,990	$40	$-	$1,735

Financial income	-	-	-	-	$415

Income before taxes on income	-	-	-	-	$2,150

Tax on income	-	-	-	-	$20

Net Income	-	-	-	-	$2,130

B.O.S. BETTER ONLINE SOLUTIONS LTD.

AND ITS SUBSIDIARIES

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SEGMENTS AND GEOGRAPHICAL INFORMATION cont.

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated

Six months ended June 30, 2025:

Revenues from external customers	$6,168	$19,734	$868	$(217)	$26,553

Cost of revenues, net of allowance	$4,907	$14,688	$663	$(217)	$20,041

Allowance for slow-moving inventory	$-	$293	$-	$-	$293

Gross profit	$1,261	$4,753	$205	$-	$6,219

Allocated operating expenses	$1,760	$2,106	$141	$-	$4,007

Segment profit (loss)	$(499)	$2,647	$64	$-	$2,212

Unallocated operating expenses	-	-	-	-	$401

Operating Income (loss)	$(499)	$2,647	$64	$-	$1,811

Financial expenses	-	-	-	-	$424

Net Income before tax	-	-	-	-	$2,235

Tax on income	-	-	-	-	$121

Net Income	-	-	-	-	$2,114

b.	The following presents total revenues for the six months ended June 30, 2026 and 2025 based on the location of customers:

	June 30,
	2026	2025
	Unaudited

Israel	$22,083	$23,746
Far East	-	-
India	2,861	696
Europe	891	919
United States	407	1,192
Others	-	-

	$26,242	$26,553